Groundfloor Real Estate 1, LLC

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

April 14, 2017

VIA EDGAR AND DELIVERY (HOUGHB@SEC.GOV)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Sonia Gupta Barros, Assistant Director

Office of Real Estate and Commodities

Re:	Groundfloor Real Estate 1, LLC

Offering Statement on Form 1-A

Filed January 25, 2017

File No. 024-10671

Dear Ms. Gupta Barros:

Groundfloor Real Estate 1, LLC (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof, which is referred to generally as the “Offering Circular”). The Offering Statement has been revised in response to the comment letter dated April 7, 2017 (the “Comment Letter”) and to make certain other updates. The Company is providing the Staff with clean and redlined copies of Amendment No. 2.

The Company is also providing the following responses to Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of the clean version of Amendment No. 2. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

Management Discussion and Analysis

Status of LRO Offerings and Loan Originations, page 83

1.	Please confirm that in future filings you will aggregate and present the information presented in the tables on pages 84 and 85 by each separate issuer of LROs.

RESPONSE:

The Company hereby undertakes to aggregate and present its loan performance data separate from other issuers of LROs.

Project Summaries, page PS-1

2.	For each project summary, please update your disclosure under “SEC Filing Information” to reference the appropriate date of your offering circular.

Securities and Exchange Commission

April 14, 2017

RESPONSE:

The Company has updated the disclosure on each Project Summary under “SEC Filing Information” to reference the date of the Offering Circular (April 14, 2017 or the future date of an additional amendment if filed).

[signature page to follow]

Securities and Exchange Commission

April 14, 2017

[signature page to comment response letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.
Sole Member and Manager of
Groundfloor Real Estate 1, LLC

cc:	Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Benji T. Jones

Jason L. Martinez